Exhibit 99.1

DigiAsia Corp. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

NEW YORK, NY, March 14, 2025 – DigiAsia Corp. (NASDAQ: FAAS) (“DigiAsia” or the “Company”), a leading Fintech as a Service (FaaS) ecosystem provider, today announced that on December 17, 2024, the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") regarding a failure to meet Nasdaq's minimum bid price requirements. The Notification Letter advised that for the last 30 consecutive business days, from November 1, 2024 through December 16, 2024, the minimum closing bid price per share for the Company's ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

The Notification Letter has no immediate effect on the listing or trading of the Company's ordinary shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until June 16, 2025, to regain compliance with the minimum bid price requirement, during which time the Company's ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180-day period, or before June 16, 2025, the closing bid price of the Company's ordinary shares is at least USD$1.00 per share for a minimum of ten (10) consecutive business days, the Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and the matter will be closed. In the event the Company does not regain compliance by June 16, 2025, the Company may be eligible for additional time to regain compliance, if the Company provides written notice of its intention to cure the deficiency during the second compliance period (including by effecting a reverse stock split, if necessary) and is in compliance with the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq will provide notice that its securities will be subject to delisting, and the Company may appeal such determination to a hearing panel.

The Company intends to monitor the closing bid price of its ordinary shares between now and June 16, 2025. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company's board of directors will consider options that may be available to achieve compliance.

About DigiAsia

DigiAsia is a leading Fintech as a Service (FaaS) provider operating a B2B2X model offering its complete Fintech solution in emerging markets. DigiAsia's fintech architecture offers small and medium business enterprises (SMEs) comprehensive embedded finance APIs to streamline processes across the commerce value chain of distributors and customers. DigiAsia's embedded fintech solutions equally address democratizing digital finance access that supports financial inclusion of underbanked merchants and consumers in emerging markets resulting in growth for enterprise business. The suite of B2B2X solutions provided by DigiAsia include, but are not limited to, cashless payments, digital wallets, digital banking, remittances and banking licenses. DigiAsia has recently established a strategic initiative to develop its embedded FaaS enterprise solution with AI capabilities in Southeast Asia, India, and the Middle East, with plans for global expansion.

For more information, please visit DigiAsia’s Corporate website here or Investor Relations website here.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

DigiAsia Company Contact:

Subir Lohani
Chief Financial Officer and Chief Strategy Officer
646-480-0142

Investor Contact:

MZ North America
Email: FAAS@mzgroup.us